

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   August 10, 2015

<u>Via E-mail</u>
Oivi Launonen
Chief Executive Officer
Seguin Natural Hair Products Inc.
2505 Anthem Village E. Drive
Henderson, NV 89058

> **Re: Seguin Natural Hair Products Inc.**
> **Registration Statement on Form S-1**
> **Filed July 23, 2015**
> **File No. 333-205822**

Dear Mr. Launonen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that the information presented on your website is inconsistent with the disclosure provided in your registration statement. For example, your website indicates that you:

- have issued 22.3 million shares. Your registration statement indicates that you have only issued 16.5 million shares;
- are looking "to sell common shares of our company at a price of $0.05." Your registration statement makes no mention of this; and
- need to "raise a further minimum amount of $648,450 to commence its business plan." Your registration statement discloses that you have sufficient resources to continue activity until July 2016.

Please provide an analysis as to your compliance with Section 5 of the Securities Act of 1933. We may have additional comments upon our review of your response.

2.   Please provide updated interim financial statements and related disclosures to the extent required in your next amendment.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.   Your filing indicates that you have limited operating activities, minimal revenues, nominal assets, no actual developed product, issue penny stock, and have a limited ability to carry out your proposed business plan. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

5.   Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise disclosure throughout the registration statement, including the prospectus cover page, to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such.

6.   Please revise your prospectus to disclose all other registration statements of companies for which your two officers and directors and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and directors and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

7.   Please file your legal opinion in your next amendment.

Prospectus Cover Page

8.   Please disclose that in the event that you do not raise sufficient capital to implement your planned operations, an entire investment could be lost.

Prospectus Summary, page 1

9. Please disclose in the summary that your auditor has issued a going concern opinion, you are a development stage company, have no products or no revenue from operations, require additional financing to commence operations, have an accumulated deficit, a net loss, and that as of March 31, 2015, you had cash or cash equivalents of $44,710.

10. Please disclose here that you need to raise an additional $648,500 to commence operations. Additionally, please disclose that you anticipate generating losses for the next twelve months.

Our Company, page 1

11. Please revise your disclosure here and throughout your registration statement to remove any suggestion that you have current operations rather than merely a business plan. We note your disclosure on page four that "[s]ince inception, our operations have been limited to forming the Company and raising capital resources."

The Offering, page 2

12. Please explain why the common stock outstanding after this offering will be reduced to 12 million shares.

Risk Factors, page 3

13. The risk factor WE MAY IN THE FUTURE BE INVOLVED IN LEGAL AND REGULATORY PROCEEDINGS THAT COULD BE MATERIAL TO US on page 5 and WE MAY BE SUBJECT TO LITIGATION IN THE FUTURE WHICH COULD IMPACT THE FINANCIAL HEALTH OF THE COMPANY on page 8 are redundant. Please revise.

14. Please add a risk to reflect the fact that your officers and directors have no public company experience.

15. As applicable, please add a risk factor that addresses the risks related to your officers' and director's lack of relevant experience related to your proposed business.

16. Please include a risk factor addressing the difficulty in pursuing lawsuits against and enforcing judgments against your management due to their presence outside the United States.

Our Independent Registered Public Accounting Firm…, page 5

17. If true, please revise the date in the second sentence of the third paragraph of this risk factor to March 31, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Plan of Operations, page 12

18.   Please elaborate upon your disclosure here to outline the various steps you intend to take to implement your business plan and begin generating revenues by providing a timeline of the various events and steps that need to take place and the costs of each event, so that readers can appreciate how much additional capital will need before you will be in a position to generate revenues.

Result of Operations, page 13

19.   Please account for the $1,570 you incurred in connection with operating expenses.

Liquidity and Capital Resources, page 13

20.   Please disclose here that according to your management's estimates and assuming that you do not engage in further fundraising, you believe that you have sufficient resources to continue your activity until at least until July 2016. Additionally, please explain why management believes this to be the case given your disclosure that you need $648,450 to commence operations. Additionally, please explain the disclosure on page 5 that "the company believes these proceeds will be sufficient to fund our projected operating requirements for the fiscal year ended March 31, 2015."

21.   As funding is critical to your ability to commence your operations, please expand upon what you expect to do if you do not raise sufficient funds. If it is likely that you would consider a sale or other business combination, please disclose.

Description of Business, page 15
Plant Abstracts, page 15

22.   Please file your agreements with Handa Fine Chemical Ltd. and Latina Inc. as exhibits and describe their material terms in the prospectus.

Description of Securities to be Registered, page 21

23.   We note your disclosure that you are authorized to issue an aggregate of one billion shares of capital stock, including 500 million shares of preferred stock is in conflict with your Articles of Incorporation (Exhibit 3.1), which only authorizes you to issue 500 million shares. Please advise or revise.

Selling Security Holders, page 22

24.   Please revise your table to disclose that the total "Number of Shares of Common Stock Beneficially Owned After Offering" will be zero and the "Percentage Ownership After Offering" will be 0%.

Notes to the Financial Statements
Note 7 – Subsequent Events, page F-13

25.   Please disclose the actual date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

Exhibits

26.   Exhibit 3.1 was electronically filed in an un-searchable format. Please amend your filing to make sure all exhibits are submitted in a text searchable format. See Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (June 2015), and Item 301 of Regulation S-T.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant at 202-551-3732 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Via E-mail
        Richard Anslow, Esq.
        Ellenoff Grossman & Schole LLP